Filed by Transocean Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Transocean Inc.
Commission File No.: 333-75899

Subject Company: GlobalSantaFe Corporation
Commission File No.: 1-14634

A Compelling Combination Transocean & GlobalSantaFe July 23, 2007

Forward-Looking Statement Statements included in this presentation regarding the consummation of the proposed transactions, benefits, opportunities, timing and effects of the transactions, financial performance or attributes of the combined company, synergies and other statements that are not historical facts, are forward looking statements. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities or other third parties, costs and difficulties related to other integration of acquired businesses, delays, costs and difficulties related to the transactions, market conditions, and the combined companies' financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and uncertainties relating to the level of activity in offshore oil and gas exploration and development, exploration success by producers, oil and gas prices, rig demand and capacity, drilling industry market conditions, possible delays or cancellation of drilling contracts, work stoppages, operational or other downtime, the company's ability to enter into and the terms of future contracts, the availability of qualified personnel, labor relations, future financial results, operating hazards, political and other uncertainties inherent in non-U.S. operations (including exchange and currency fluctuations), war, terrorism, natural disaster and cancellation or unavailability of insurance coverage, the impact of governmental laws and regulations, the adequacy of sources of liquidity, the effect of litigation and contingencies and other factors discussed in the company's most recent Form 10-K for the year ended December 31, 2006 and in the company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the company or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward- looking statements. All non-GAAP financial measure reconciliations to the most comparative GAAP measure are displayed in quantitative schedules on the company's web site at www.deepwater.com.

Transaction Overview

A Merger of Equals Cash Distribution $15 billion pro rata to both companies' shareholders Board Representatives Seven directors each Leadership Team Robert Rose, Chairman Robert Long, CEO Jon Marshall, President and COO Closing Date Year-end 2007 Pro Forma Enterprise Value 7/20/07 ~$53 billion

Putting Value in the Shareholders' Hands Per Share Distribution Per Share Distribution Per Share Distribution Per Share Distribution Per Share Distribution New Company Shares Cash Payment Value 7-20-07 GlobalSantaFe Shareholders .4757 [1] $22.46/Share $74.74 Transocean Shareholders .6996 [2] $33.03/Share $109.97 [1] Per GlobalSantaFe Share Owned [2] Per Transocean Share Owned $15 Billion Pro Rata Shareholder Cash Payment

Putting Value in the Shareholders' Hands Aggregate Distribution Aggregate Distribution Aggregate Distribution Aggregate Distribution Aggregate Distribution Aggregate Distribution Aggregate Distribution Cash Shares Total Enterprise Value Ownership GlobalSantaFe $5.1B 109MM $17B 34% Transocean $9.9B 209MM $36B 66% Total $15.0B 318MM $53B 100%

Merger of Equals Between Transocean and GlobalSantaFe Share-for-Share merger is accretive before recapitalization Substantial industrial synergies / strategic benefits Equivalent to $15 Billion Share Repurchase Pro rata to all shareholders $15 billion of new debt Effectively a Two Step Transaction to Deliver Substantial Value Step 1 Step 2

Combination Creates World's Leading Offshore Driller Common business philosophy and culture Presence in all significant markets worldwide Complementary customer relationships Outstanding combined management team and work force Unsurpassed technical / engineering organization Technologically advanced fleet 5 newbuilds, 69 floaters & 68 jackups [1] Significant synergies of $100 - $150 million per year by 2010 Substantial value creation for both sets of shareholders $33 billion backlog allows for flexible debt management 1 Excludes ownership in barges, MOPU's, platform rigs and land rigs. Excludes joint venture rigs with Tanker Pacific for Pro forma Transocean.

SLB Pro Forma HAL BHI WFT NOV NE DO East 110.47 52 32.34 26.53 20.77 20.17 14.15 14.18 The Second Largest OFS Company Selected Oilfield Services Companies Enterprise Value ($ in billions) 9

Geographic Location of Assets (as of July 1, 2007, 142 Total Rigs - Excludes Four "Other Rigs") U.S. GoM & Canada U.S. GoM & Canada U.S. GoM & Canada Asset RIG GSF Floaters Jackups 14 0 6 3 Total 14 9 North Sea/Norway North Sea/Norway North Sea/Norway Asset RIG GSF Floaters Jackups 15 0 3 7 Total 15 10 South America South America South America Asset RIG GSF Floaters Jackups 6 0 1 2 Total 6 3 West Africa West Africa West Africa Asset RIG GSF Floaters Jackups 12 3 5 10 Total 15 15 Middle East/Mediterranean Middle East/Mediterranean Middle East/Mediterranean Asset RIG GSF Floaters Jackups 1 6 2 14 Total 7 16 India India India Asset RIG GSF Floaters Jackups 5 8 0 0 Total 13 0 Asia/Australia Asia/Australia Asia/Australia Asset RIG GSF Floaters Jackups 4 8 0 7 Total 12 7 Total Fleet Total Fleet Total Fleet Total Fleet Asset RIG GSF Total Floaters Jackups 57 25 17 43 74 68 Total 82 60 142 Note: Includes newbuilds Transocean (RIG) & GlobalSantaFe (GSF) 10

Diversified Revenue Sources - Full Year 2006 - Pro Forma Jackups Midwater Deepwater Jackups 1509.277 558.602 417.43 Jackups Midwater Deepwater East 2200 1962 2071 2006 Revenue (MM) 2006 Revenue (MM) 2006 Revenue (MM) GSF RIG Combined $2,485 $3,748 $6,233 Jackups Midwater Deepwater Jackups 690.49 1403.84 1653.44 GSF RIG Combined Source: GlobalSantaFe (GSF) & Transocean (RIG) Note: Numbers are reported in millions ($USD)

Diversified Client Revenue Backlog - Chevron BP Statoil Shell BHP Billiton Total Petrobras Reliance ONGC ENI Anadarko Saudi Aramco Exxon Other RIG 5.02 2.96 3.52 1.41 - 0.45 1.57 1.18 1.13 0.9 0.98 - 0.2366 3.25 GSF 0.5 2.02 - 0.88 1.88 1.41 - - - 0.13 - 0.95 0.466768 2.65 Newco 5.52 4.98 3.52 2.29 1.88 1.86 1.57 1.18 1.13 1.02 0.98 0.95 0.70337 5.9 Note: GlobalSantaFe (GSF) & Transocean (RIG) 12 ($ billions)

Jackups International Markets Remain Strong Anticipate incremental demand likely to absorb supply increase, at least through 2007 Demand fundamentals remain positive Strong demand in the established shelf areas (except US GoM) Growth in India and Middle East Term Contracts available with National Oil Companies (Saudi Aramco, ONGC, Pemex & Petronas) HDHE market remains very strong Overall market economics expected to remain robust Positioned To Benefit From Continued Strong Drilling Markets

Floaters Supply growth continues to be driven by attractive returns 73% of newbuild supply is contracted Demand outlook remains very strong Development driving growth in established deepwater plays Continued exploration success in developing basins (Angola, Brazil, India) Emerging demand in Mexico, SE Asia & Libya 100% utilization is expected through at least 2010 Growth beyond 2011 predicated upon exploration success Positioned To Benefit From Continued Strong Drilling Markets

Two Views of This Merger Economic Merger of Equals Accretive Accounting Merger of Equals $5 billion cash plus shares Accretive Transocean is accounting survivor $15 billion Debt Special Dividend $10 billion to existing RIG shareholders Dilutive Reverse Stock-split 30% reduction of shares Restate historic earnings ~318 million Shares Outstanding ~318 million Shares Outstanding $15 billion Debt Share Repurchase Pro Rata $15 billion Buyback 30% Reduction of Shares More Accretion

Strong Investment Grade Credit Profile $53 billion company Operational diversification across geographies Free cash flow backlog exceeds incremental debt Strong free cash flow for the foreseeable future Excellent ongoing market and operating conditions Dedicate at least 2 years of free cash flow to debt reduction Re-examine future capitalization based on backlog and market conditions

RIG GSF 2007 3.0249326 1.89152 4.9164526 2008 6.2784583 3.120078 9.3985363 2009 5.5027463 2.047762 7.5505083 2010 3.5191796 1.296112 4.8152916 2011 1.572266 0.84795 2.420216 2012 1.1277177 0.574258 1.7019757 2013-2016 1.526248 0.638699 2.164947 (Remaining)* Future Cash Flow Supported by Strong Backlog Source : Transocean (RIG) and GloabalSantaFe (GSF) Fleet Status Reports *6 Months from 7/1/07 - 12/31/07 Total Contract Revenue Backlog = $33 billion

Combination Creates World's Leading Offshore Driller Common business philosophy and culture Presence in all significant markets worldwide Complementary customer relationships Outstanding combined management team and work force Unsurpassed technical / engineering organization Technologically advanced fleet 5 newbuilds, 69 floaters & 68 jackups [1] Significant synergies of $100 - $150 million per year by 2010 Substantial value creation for both sets of shareholders $33 billion backlog allows for flexible debt management 1 Excludes ownership in barges, MOPU's, platform rigs, and land rigs. Excludes joint venture rigs with Tanker Pacific for Pro forma Transocean.

Additional Information and Where to Find It In connection with the proposed Transactions, Transocean and GlobalSantaFe will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC's website at http://www.sec.gov. Transocean's investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046, telephone (713) 232-7500, or from Transocean's website, http://www.deepwater.com. GlobalSantaFe's investors and other interested parties will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, GlobalSantaFe Corporation, 15375 Memorial Drive, Houston, Texas 77079, telephone (281) 925-6000, or from GlobalSantaFe's website, http://www.globalsantafe.com. Participants in the Solicitation Transocean and GlobalSantaFe and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders with respect to the Transactions. Information about the these persons can be found in Transocean's and GlobalSantaFe's respective proxy statements relating to their 2007 annual meetings of shareholders as filed with the SEC on March 20, 2007 and April 30, 2007, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the Transactions.